UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

 Commission file number 1-9305

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

STIFEL FINANCIAL CORP.
One Financial Plaza
501 N. Broadway
St. Louis, Missouri 63102-2188

Issuer's telephone number, including area code 314-342-2000

Stifel, Nicolaus Profit Sharing 401(k) Plan
EIN 43-0538770 PN 001
Accountants' Report and Financial Statements
December 31, 2004 and 2003

Contents
Independent Accountants' Report	1
Report of Independent Registered Public Accounting Firm	2
Financial Statements
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-9
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10
Signatures	11

INDEPENDENT ACCOUNTANTS' REPORT

Administrative Committee
Stifel, Nicolaus Profit Sharing 401(k) Plan
St. Louis, Missouri

We have audited the accompanying statement of net assets available for benefits of Stifel, Nicolaus Profit Sharing 401(k) Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Stifel, Nicolaus Profit Sharing 401(k) Plan as of and for the year ended December 31, 2003, were audited by other accountants whose report dated June 25, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Stifel, Nicolaus Profit Sharing 401(k) Plan as of December 31, 2004, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2004 basic financial statements, and, in our opinion, is fairly stated, in all material respects, in relation to the 2004 basic financial statements taken as a whole.

/s/ BKD, LLP

St. Louis, Missouri
June 17, 2005

Federal Employer Identification Number 44-0160260

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee and Trustees
Stifel, Nicolaus Profit Sharing 401(k) Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of Stifel, Nicolaus Profit Sharing 401(k) Plan (the "Plan") as of December 31, 2003, and the related statements of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

St. Louis, Missouri
June 25, 2004

Stifel, Nicolaus Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003
	2004	2003

Investments	$ 64,815,805	$ 54,139,106

Net Assets Available for Benefits	$ 64,815,805	$ 54,139,106

Stifel, Nicolaus Profit Sharing 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003
	2004	2003

Investment Income
Net appreciation in fair value of investments	$ 6,531,271	$ 10,843,557
Interest and dividends	524,083	324,184

Net investment income	7,055,354	11,167,741

Contributions
Employer	423,159	416,483
Participants	6,183,329	5,372,684
Rollovers	749,246	196,522
	7,355,734	5,985,689

Total additions	14,411,088	17,153,430

Deductions
Benefits paid to participants	3,667,429	2,307,762
Administrative expenses	66,960	42,638

Total deductions	3,734,389	2,350,400

Net Increase	10,676,699	14,803,030

Net Assets Available for Benefits, Beginning of Year	54,139,106	39,336,076

Net Assets Available for Benefits, End of Year	$ 64,815,805	$ 54,139,106

Stifel, Nicolaus Profit Sharing 401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

  Description of the Plan

  The following description of the Stifel, Nicolaus Profit Sharing 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions, which is available from the plan administrator.

  General

  The Plan is a defined contribution plan covering all employees of Stifel, Nicolaus & Company, Incorporated (the "Company") and affiliates who meet the eligibility provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  Contributions

  Each year, the Company contributes a percentage of eligible participant contributions as determined by the Company's Board of Directors. For the years ended December 31, 2004 and 2003, the Board elected to match 50% of the first $1,000 contributed by the participant.

  In addition, each year the Company may make a discretionary contribution based on profitability. Discretionary contributions are allocated to the participants employed on the last day of the Plan year on the basis of participants' compensation. There were no discretionary contributions in 2004 or 2003.

  Participants may contribute an amount from 1% to 100% of their eligible compensation in increments of 1%. Contributions are subject to certain limitations. Participants direct the investment of their contributions as well as the Company's contribution into various investment options offered by the Plan. The Plan currently offers fifteen pooled separate accounts, one guaranteed account, one mutual fund, the common stock of the Company's parent and a self-directed brokerage account as investment options for participants.

  Participant Accounts

  Each participant's account is credited with the participant's contribution, the Company's contributions and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Stifel, Nicolaus Profit Sharing 401(k) Plan

  Notes to Financial Statements
  December 31, 2004 and 2003

  Vesting

  Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company's contributions portion of their accounts plus earnings thereon is based on years of service. A participant is fully vested after three years of service. The nonvested balance is forfeited upon termination of service. Forfeitures are used to reduce the Company's contributions and then, to the extent any forfeitures remain, reallocated to participants' accounts.

  Payment of Benefits

  Upon termination of service, an employee may elect to receive a lump-sum amount equal to the vested value of his account, net of any outstanding loan balance. Upon death, a participant's account is paid in a lump sum to the designated beneficiary.

  Participant Loans

  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 5.0% to 10.5%, which are commensurate with local prevailing rates as determined by the plan administrator. The repayment period shall not exceed five years, unless such loan is used to acquire a dwelling unit, which will be used as the principal residence of the participant, in which case the repayment period shall not exceed ten years, and interest is charged at prime rate plus one percent.

  Plan Termination

  Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

  Summary of Significant Accounting Policies

  Valuation of Investments and Income Recognition

  Pooled separate accounts are valued at estimated fair value as provided by the Trustee. The mutual fund, common stock and self-directed brokerage account are stated at fair value based upon quoted market prices. Participant loans and investments in the guaranteed income account are valued at cost, which approximates fair value.

  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

  Stifel, Nicolaus Profit Sharing 401(k) Plan

  Notes to Financial Statements
  December 31, 2004 and 2003

  Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

  Plan Tax Status

  The Plan adopted a prototype plan document which obtained its latest determination letter on February 6, 2002, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

  Payment of Benefits

  Benefit payments to participants are recorded upon distribution.

  Reclassifications

  Certain reclassifications have been made to the 2003 financial statement to conform to the 2004 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.

  Stifel, Nicolaus Profit Sharing 401(k) Plan

  Notes to Financial Statements
  December 31, 2004 and 2003

  Investments

  The Plan's investments are held by Prudential Retirement Insurance and Annuity Company ("Prudential"). The following table presents the Plan's investments. Investments that represent 5% or more of total plan assets in either year are separately identified.
	2004	2003
Investments at Fair Value

Common Stock
Stifel Financial Corp	$ 5,689,724	$ 3,617,843

Mutual Fund
American Funds Investment Company of America	8,980,627	2,555,794

Self-Directed Brokerage Account	6,480,306	5,555,984

Investments at Estimated Fair Value

Pooled Separate Accounts
AIM Premier Equity Fund	- -	4,833,633
Large Cap Growth/Goldman Sachs Fund	3,449,667	3,709,083
Large Cap Value/Wellington Management	5,367,285	1,207,191
Lazard Equity Account	- -	3,045,820
Small Cap Growth/Timessquare Fund	6,427,299	6,127,712
Small Cap Value/Perkins, Wolf, McDonnell Fund	3,424,824	2,455,627
Templeton Foreign Account	4,778,219	3,753,757
Other	10,517,653	7,858,105

Prudential Guaranteed Income Accoun	8,036,723	8,259,422

Participant Loans	1,663,478	1,159,135

Total investments	$ 64,815,805	$ 54,139,106

  Stifel, Nicolaus Profit Sharing 401(k) Plan

  Notes to Financial Statements
  December 31, 2004 and 2003

  During the years ended 2004 and 2003, the Plan's investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $6,531,271 and $10,843,557, respectively, as follows:
	2004	2003

Investments at Fair Value
Mutual fund	$ 502,487	$ 99,804
Stifel Financial Corp. common stock	1,655,478	1,544,880
Self-directed brokerage account	696,256	1,455,059

Investments at Estimated Fair Value
Pooled separate accounts	3,677,050	7,743,814

Net appreciation in fair value	$ 6,531,271	$ 10,843,557

  Interest and dividends realized on the Plan's investments for the years ended 2004 and 2003 were $524,083 and $324,184, respectively.

  Related Party Transactions

  Active participants can purchase the common stock of Stifel Financial Corp., the parent of the Company, from their existing account balances. At December 31, 2004 and 2003, participants held 271,586 and 185,530 shares, respectively.

  Certain plan investments are units of pooled separate accounts and a guaranteed account managed by Prudential, the trustee of the Plan.

  The Plan incurs expenses related to general administration. The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

  Change in Trustee

On April 1, 2004, CIGNA Corporation completed the sale of its retirement benefits business to Prudential Financial, Inc. As a result of the sale, Prudential Financial, Inc. established Prudential Retirement Insurance and Annuity Company ("Prudential") to provide retirement services to customers and serve as the Plan trustee. The transition of trustee from CIGNA to Prudential did not affect the net assets or administration of the Plan.

 * * * * * *

Supplemental Schedule

Stifel, Nicolaus Profit Sharing 401(k) Plan

EIN 43-0538770 PN 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004
Investment Type and Issuer	Description of Investment		Current Value
* Prudential Retirement Insurance and Annuity Company Pooled Separate Accounts
Dyden S&P 500 Index Fund	37,330	Units	$ 2,583,155
High Grade Bond/BSAM Fund	101,069	Units	1,475,460
Large Cap Growth/Goldman Sachs Fund	317,123	Units	3,449,667
Large Cap Growth/Wellington Management	59,321	Units	400,301
Large Cap Value/Wellington Management	454,503	Units	5,367,285
Lifetime 20 Fund	5,319	Units	136,770
Lifetime 30 Fund	16,334	Units	420,697
Lifetime 40 Fund	15,399	Units	378,725
Lifetime 50 Fund	6,771	Units	163,441
Lifetime 60 Fund	781	Units	17,411
Mid Cap Growth/Artisan Partners	280,074	Units	2,868,914
Mid Cap Value/Wellington Management	122,621	Units	2,072,779
Small Cap Growth/Timessquare Fund	297,072	Units	6,427,299
Small Cap Value/Perkins, Wolf, McDonnell Fund	145,901	Units	3,424,824
Templeton Foreign Account	250,012	Units	4,778,219

* Prudential Guaranteed Income Account	2.90%		8,036,723
* Stifel Financial Corp Common Stock	271,586	Shares	5,689,724

Mutual Fund
American Funds Investment Company of America Fund	292,433	Shares	8,980,627

Self-Directed Brokerage Account	6,480,306	Units	6,480,306
Participant Loans	5.0% - 10.5%		1,663,478

			$ 64,815,805

  * Represents party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Stifel, Nicolaus Profit Sharing 401(k) Plan (Name of Plan)

Date: June 29, 2005	By /s/ Bernard N. Burkemper
Bernard N. Burkemper (Senior Vice-President / Review Committee)

STIFEL FINANCIAL CORP. AND SUBSIDIARIES
EXHIBIT INDEX

December 31, 2004

Exhibit Number	Description
23.1	Consent of BKD LLP
23.2	Consent of Deloitte & Touche LLP